SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the year ended December 31, 2002

Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____________ to _____________

Commission file number:0-24947

UNITED COMMERCIAL BANK
SAVINGS PLUS PLAN

(Full title of the plan)

UCBH HOLDINGS, INC.
711 Van Ness Avenue
San Francisco, CA 94102-3224

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
SIGNATURES
Exhibit 23.1
Exhibit 99

REQUIRED INFORMATION

Report of Independent Auditors

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Part IV, Line 4i, Form 5500 - Schedule of Assets (Held at End of Year)

Note — Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable

Exhibits filed with this Report:

Exhibit 23.1 Consent of Independent Auditors

Exhibit (99) Certification pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the plan administrator of the United Commercial Bank Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003	United Commercial Bank Savings Plus Plan

	By:	/s/ Jonathan H. Downing Jonathan H. Downing Executive Vice President and Chief Financial Officer of UCBH Holdings, Inc. and Member, United Commercial Bank Savings Plus Plan Committee

United Commercial Bank
Savings Plus Plan

Financial Statements and
Supplementary Schedule
For the Year Ended December 31, 2002

United Commercial Bank Savings Plus Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2002

Page(s)

Report of Independent Auditors	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-6
Supplemental Schedule
Schedule H, Part IV, Line 4i, Form 5500 - Schedule of Assets (Held at End of Year)	7

Note -	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
United Commercial Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Commercial Bank Savings Plus Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 on the basis of accounting described in Note 2. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 2 and as permitted under the Department of Labor Rules and Regulations, the Plan prepares its financial statements on a modified basis of cash receipts and disbursements which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held end of year) (Schedule H, Part IV, Line 4i, Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

San Francisco, California June 27, 2003

United Commercial Bank Savings Plus Plan
Statements of Net Assets Available for Benefits
(modified cash basis)
December 31, 2002 and 2001

	2002	2001
Assets
Cash	$—	$17,794
Investments	14,028,889	12,496,235

Net assets available for benefits	$14,028,889	$12,514,029

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
(modified cash basis)
For the Year Ended December 31, 2002

Additions
Additions to net assets attributed to
Net depreciation in fair value of investments	$(965,254)
Investment income	173,255

(791,999)

Contributions
Employee contributions	2,005,356
Employer contributions	638,200
Rollovers	32,882

2,676,438

Total additions	1,884,439

Deductions
Deduction from net assets attributed to Distributions to participants	369,579

Net increase in net assets available for benefits	1,514,860
Net assets available for benefits, beginning of year	12,514,029

Net assets available for benefits, end of year	$14,028,889

See accompanying notes to financial statements.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of Plan

Organization and Plan Benefits
The United Commercial Bank Savings Plus Plan (the “Plan”) was established to provide eligible United Commercial Bank (“UCB”) employees an opportunity to participate in tax deferred savings in order to augment their retirement income. Further information regarding the Plan is available in the United Commercial Bank Savings Plus Plan document, amended and restated effective January 1, 1989 (the “Plan Document”), and in the related summary plan description.

Plan Administration
The Plan is sponsored by United Commercial Bank and is administered by United Commercial Bank Savings Plus Plan Committee. Charles Schwab served as the trustee and custodian and Ceridian Retirement Plan Services served as the recordkeeper until October 31, 2002. The Plan administrator appointed Wells Fargo Bank, N.A. as the trustee, custodian and recordkeeper, effective November 1, 2002.

Eligibility All employees of UCB who are twenty-one years of age or older and have completed three months of eligible service may elect to participate in the Plan.

Employee Contributions to the Plan
Contributions to the Plan are made from employee payroll deductions. Participating employees may contribute up to 15% of their annual compensation; however, such contributions cannot exceed the applicable Internal Revenue Code dollar limits. Effective during 2002, employees who are 50 years of age or older (or will turn 50 during the calendar year), are eligible to designate an additional pre-tax dollar amount in “catch-up contributions” to their 401(k) Plans. The total annual catch-up contribution may not exceed the IRS limit for the current year. The current catch-up provision is $2,000 and increases to $5,000 by 2006, adjusted for inflation thereafter. Participants may choose among the investment options described in Note 3.

Employer Contributions to the Plan
The Plan Document provides for employer contributions of 50 percent of employee contributions for employee participants, subject to a maximum annual company participation of $2,000 per employee. Employer contributions are limited by Internal Revenue Code dollar limits. The matching contribution vests ratably over the first five years of service.

Allocation of Forfeitures
If employee turnover results in forfeitures of non-vested employer contributions, such forfeitures were placed in the Money Market Fund. Effective November 1, 2002 such forfeitures are placed in the Wells Fargo Stable Return Fund. Such amounts may be used to pay administrative expenses, correct administrative errors or reduce future employer contributions. Total forfeitures at December 31, 2002 and 2001 amounted to $40,019 and $93,697, respectively.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

Vesting of Benefits
Participants are immediately vested in their contributions to the Plan plus earnings thereon. Employees vest in employer contributions based on their years of service, with incremental vesting of 20% for each of the first five years of service and 100% vesting for employees with five or more years of service.

Termination of the Plan
Should the Plan terminate at some future date, all affected participants will be 100% vested in their account balances. Such balances will be fully distributed to the participants.

Administrative Expenses Administrative expenses of the Plan are generally performed or paid for by UCB.

Participant Loans
Under the terms of the Plan, loans from participant accounts may be made to Plan participants subject to the terms and limitations set forth in the Plan document and the Internal Revenue Code. All loans are fully amortized and repaid in substantially level payroll deductions. The loans are secured by the vested portion of a participant’s account balance. The interest rate on all loans is fixed at the Bank of America Prime rate in existence at the time the loan is made.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accounts of the Plan are maintained on a modified basis of cash receipts and disbursements. Accordingly, the accompanying financial statements do not include employee contributions receivable of approximately $76,152 and $49,243 and employer contributions receivable of approximately $8,325 and $7,627 at December 31, 2002 and 2001, respectively.

Investment Valuation and Income Recognition
All investments are carried at market value, which represents fair value, as reported and determined by Wells Fargo Bank, N.A. as of December 31, 2002, and as reported by Charles Schwab Trust Company and as determined by Ceridian Retirement Plan Services as of December 31, 2001. In accordance with the Plan’s policy of carrying investments at market value, the change in the net unrealized appreciation or depreciation is included in the statement of changes in net assets available for benefits on an accrual basis. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

Use of Estimates
The preparation of financial statements on a modified basis of cash receipts and disbursements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

United Commercial Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2002 and 2001

3.	Investment Elections

Participants could direct contributions to any of the eight mutual funds managed by the Frank Russell Investment Management Company, the Dreyfus S&P 500 Index Fund, UCBH Holdings, Inc. Stock and/or Money Market Fund.

Reber Russell served as the Investment Manager until October 31, 2002. The Plan administrator appointed Wells Fargo Bank, N.A. as the Investment Manager, effective November 1, 2002. From that date, participants could direct contributions to any of the seven mutual funds managed by Wells Fargo, two by AIM, one by Fidelity, and one by Federated as well as two collective funds managed by Wells Fargo. Participants could also invest in the common stock of UCBH Holdings, Inc.

4.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets at December 31, 2002 and 2001:

	2002	2001

UCBH Holdings, Inc. — common stock	$1,710,734	$985,620
Dreyfus S&P 500 Index Fund	—	770,660
Frank Russell Equity I Fund	—	1,807,183
Frank Russell Equity II Fund	—	1,390,651
Frank Russell Equity III Fund	—	870,633
Frank Russell International Fund	—	1,211,459
Frank Russell Fixed Income I Fund	—	1,077,388
Frank Russell Fixed Income II Fund	—	1,709,218
Schwab Retirement Money Market Funds	—	2,212,769
Wells Fargo Stable Return EBT	3,890,824	—
Wells Fargo S&P 500 Index	795,324	—
Wells Fargo Moderate Balanced	829,914	—
Wells Fargo Growth Balanced	1,981,837	—
Wells Fargo Strategic Growth Allocation	1,752,218	—
Wells Fargo Diversified Equity	1,858,035	—

All investments above represent a party-in-interest with respect to the Plan.

5.	Tax Status of the Plan

UCB has received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan. The Plan administrator is of the opinion that the Plan continues to fulfill the requirements of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes.

United Commercial Bank Savings Plus Plan	EIN 94-3009408
Schedule of Assets (Held at End of Year)	Form 5500, Item 4i
December 31, 2002	Schedule H, Part IV

Identity of issuer and	Current
description of investment	Value

Wells Fargo Stable Return	$3,890,824
Federated Total Return Government	251,405
AIM Basic Value	96,843
Wells Fargo S&P 500 Index	795,324
Wells Fargo Large Cap Appreciation	134,822
AIM Mid-Cap Equity	92,947
Fidelity Advance Dividend International	68,109
Wells Fargo Strategic Income	268,629
Wells Fargo Moderate Balanced	829,914
Wells Fargo Growth Balanced	1,981,837
Wells Fargo Strategic Growth Allocation	1,752,218
Wells Fargo Diversified Equity	1,858,035
UCBH Holdings, Inc. – common stock	1,710,734

Total Investment Portfolio	13,731,641
Participant loans [1]	297,248

Total investment portfolio and participant loans	$14,028,889

All investments, except those managed by Fidelity, AIM and Federated, represent a party-in-interest with respect to the Plan.

[1] Participant loans have various maturities, are fully amortized, and are repaid by employee payroll deduction. At December 31, 2002, interest rates on outstanding loans ranged from 4.75% to 9.5%.